      A special meeting of shareholders (the "Special Meeting") of the Trust took place on April 10, 2015 for the purpose of acting on the following proposal:

To elect six trustees to the Trust's Board of Trustees, including four current trustees and two trustee nominees.

   All shareholders of record at the close of February 10, 2015 (the "Record Date") were entitled to vote.  As of the Record Date, the Growth Fund had 36,674,321 shares outstanding, the Balanced Fund had 8,526,479 shares outstanding, and the Small Cap Fund had 8,473,479 shares outstanding for a cumulative total of
53,674,279 shares outstanding and entitled to vote at the Special Meeting.  A cumulative of 40,280,908 shares had been voted which represented 75.0% of the record date shares.  The following is a summary of the shares voted for the proposal:

Trustee Nominee
For
%
    Withhold
%

Jon A. Theobald
       39,538,347
98.2
   742,561
1.8

Norbert J. Conzemius
39,677,615
98.5
603,293
1.5

Mary Schmid Daugherty
 39,771,461
98.7
509,447
1.3

Bert J. McKasy
39,650,464
  98.4
630,443
1.6

James D. Alt
          39,735,713
  98.6
545,194
1.4

Patrick A. Thiele
     39,532,676
  98.1
748,231
  1.9

   A special meeting of shareholders (the "Special Meeting") of the Balanced Fund took place on April 24, 2015 for the purpose of acting on the following proposal:

      To approve an amendment to the Balanced Fund's investment objective.

   All shareholders of record as of the Record Date were entitled to vote.  The following is a summary of the shares voted for the proposal:

For
%
Against
%
   Abstain
    %

4,424,587
96.5
105,375
  2.3
54,279
1.2